____________________________________________________________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
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SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
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INTERNATIONAL ELECTRONICS, INC.
(Name of Subject Company (Issuer))
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LINEAR LLC
(Names of Filing Persons (Offeror))
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COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)
459436507
(CUSIP Number of Class of Securities)
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LINEAR LLC
C/O NORTEK, INC.
50 KENNEDY PLAZA
PROVIDENCE, RHODE ISLAND 02903
ATTENTION: GENERAL COUNSEL
(401) 751-1600

WITH A COPY TO:
JOHN B. AYER, ESQ.
ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110
(617) 951-7000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)
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CALCULATION OF FILING FEE*

__________________________________	______________________________
Transaction Valuation Amount of Filing Fee	Not Applicable Not Applicable
__________________________________	______________________________

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[_]   Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: ____________ Filing Party: ____________

    Form or Registration No.: ____________ Date Filed: ____________

[X]   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X] third-party tender offer subject to Rule 14d-1.
    [_] issuer tender offer subject to Rule 13e-4.
    [_] going-private transaction subject to Rule 13e-3.
    [_] amendment to Schedule 13D under Rule 13d-2.
    Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

____________________________________________________________________________________________________________________

Linear LLC issued the following press release on May 15, 2007:

LINEAR ENTERS DEFINITIVE MERGER AGREEMENT
WITH INTERNATIONAL ELECTRONICS AT $6.65 PER SHARE

PROVIDENCE, RI, May 15, 2007—Linear LLC (“Linear”), a wholly-owned subsidiary of Nortek, Inc. (“Nortek”), today announced that it has signed a definitive merger agreement to acquire International Electronics, Inc. (“IEI”) (OTCBB: IEIB.OB). Under the terms of the agreement, which has been unanimously approved by IEI’s Board of Directors, Linear will commence a tender offer to acquire all of the outstanding shares of IEI common stock at a price of $6.65 per share in cash. The offer will commence on or before May 29, 2007, and will expire at midnight on the 20th business day following and including the commencement date, unless extended in accordance with the terms of the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC). Following completion of the tender offer in which 66 ⅔% of IEI’s outstanding shares (determined on a fully-diluted basis) are tendered, Linear has committed to complete a second-step merger in which all remaining shares of IEI common stock will be converted into the right to receive the same price paid per share in the tender offer.

IEI’s Board of Directors has unanimously recommended that shareholders tender their shares into the Linear offer. The per share price represents a premium of more than 66% over the price in the current unsolicited tender offer by a subsidiary of RISCO, Ltd. and a premium of approximately 64% over yesterday's closing price of IEI shares. In addition, the Linear tender offer price represents a premium of approximately 123% over IEI’s closing share price on March 5, 2007, the last trading day before RISCO announced its tender offer for shares of IEI common stock.

Grant Rummell, Chairman of Linear, said, “We are pleased to have negotiated an agreement with IEI that will make it a part of the Linear family of companies and allow us to better serve the needs of our customers. We look forward to completing this transaction promptly.”

“We are very pleased to have been able to reach this agreement with Linear which has a long history as a leader in the security industry. We are excited to join the Linear and Nortek family,” said IEI’s CEO, John Waldstein.

Waldstein continued, “The value created by this transaction is a reflection of the hard work and dedication of our employees, who have continued to execute on our strategic plans, consistently provided our customers with trusted products and a clear commitment to excellence in service and support. We are proud to have created a leading electronic access control company and with Linear’s support, IEI will continue to build on the strong platform that has been created, moving vigorously forward in the security industry marketplace.”

The tender offer is subject to there being tendered and not validly withdrawn shares of IEI common stock that, considered together with all other shares of IEI common stock owned by Linear and its affiliates, represent at least 66 ⅔% of IEI’s outstanding shares of common stock (determined on a fully-diluted basis) and to other customary closing conditions. The transaction is not subject to any financing condition.

Shasta Partners, LLC is financial advisor to IEI.

D.F. King and Co. Inc. will serve as information agent to Linear for the tender offer and any questions related to the offer to purchase and related materials with respect to the tender offer may be directed to D.F. King and Co. Inc. at 1-800-431-9645.

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
Statements in this press release referring to the expected future plans and performance of IEI are forward-looking statements. Actual future results may differ materially from such statements. Factors that could affect future performance include, but are not limited to: the consummation or failure to consummate any business combination, including the merger with Linear; the loss of one of IEI’s large customers or the cancellation or deferral of purchases of IEI’s products; the loss of one of IEI’s distribution partners or the failure of the partner to devote adequate resources to the sale of our products; changes in general economic conditions; limitations imposed by IEI’s limited financial resources; IEI’s dependence on certain key employees; any failure by IEI to successfully select, develop, manufacture and market new products or enhance its existing products; fluctuations in IEI’s sales and operating results; IEI’s ability to successfully compete; the expense resulting to IEI from future investments and acquisitions and IEI’s ability to integrate acquired products, technologies or businesses; IEI’s ability to protect its intellectual property rights; the reliability of offshore production undertaken by IEI; IEI’s dependence upon sole source suppliers for certain key components; the risks associated with international sales; and the limited market for IEI’s common stock and the volatility of its share price.

About International Electronics, Inc.
International Electronics, Inc. (IEI), an ISO9001:2000 certified manufacturer, designs, manufactures, markets and sells electronic access control equipment and browser-managed security platforms used in residential and commercial security systems and wireless access control and fleet management systems for industrial mobile asset applications. IEI’s products include its Door-Gard(TM) and Secured Series(TM) access control lines, its LS line of integrated battery operated door locks, its eMerge(TM) browser-managed access and security management products and its line of PowerKey(TM) industrial access control and fleet management products. IEI markets its security management and access control products to leading distribution and electronic security installation companies, and its PowerKey(TM) products directly to material handling equipment users worldwide. For more information about IEI, visit www.ieib.com.

About Linear LLC
Linear LLC, a wholly-owned subsidiary of Nortek, Inc., is a pioneer in engineered radio frequency (RF) products and is a major supplier of wireless residential security systems, intercoms, garage door operators, gate operators, access controls, short and long range radio remote controls, medical/emergency reporting systems, home audio, video, voice, and data distribution products, central vacuum systems and structured wiring.

Additional Information and Where to Find It
THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SHARES. THE SOLICITATION AND THE OFFER TO BUY INTERNATIONAL ELECTRONICS, INC. COMMON STOCK IS ONLY BEING MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT LINEAR LLC WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. IEI STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH THE RESPECT TO THE TENDER OFFER FREE OF CHARGE AT THE SEC'S WEBSITE AT www.sec.gov OR FROM LINEAR LLC BY CONTACTING D.F. KING AND CO. INC. TOLL-FREE AT 1-800-431-9645.

In connection with the Linear tender offer, IEI expects to file a solicitation / recommendation statement with the SEC. In connection with the proposed merger with Linear, IEI expects to file a proxy statement with the SEC, if required by law. In connection with the unsolicited tender offer by RISCO, IEI filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on March 16, 2007, and has subsequently filed amendments thereto. On April 27, 2007, IEI both filed a definitive proxy statement with the SEC and mailed the proxy statement to its shareholders, which proxy statement in part relates to the tender offer commenced by RISCO. IEI advises its shareholders to read all of these documents, including any amendments thereto, because they contain or, when filed, will contain additional information about the tender offer, the proposed merger and the unsolicited tender offer by RISCO. Shareholders may obtain a free copy of these documents, and any amendments thereto, on the SEC’s web site at www.sec.gov, on IEI’s web site at www.ieib.com, or by contacting IEI’s information agent, Morrow & Co., Inc. at 1-203-658-9400.